UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Amendment of 2020 Share Incentive Plan

VNET Group, Inc. (the “Company”), has amended its previously adopted 2020 Share Incentive Plan to include an evergreen provision to expand the number of Class A ordinary shares of the Company available for the granting of awards, effective January 10, 2024 (the “Amendment”). A copy of the Amendment is attached hereto as Exhibit 99.1. The Amendment was approved by the board of directors of the Company and its compensation committee. Pursuant to the Amendment, the maximum aggregate number of Class A ordinary shares of the Company authorized for issuance under the 2020 Share Incentive Plan shall increase to a number equal to 15% of the total number of issued and outstanding ordinary shares of the Company on an as-converted basis when the Company issues any new ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares of the Company in a capital raising transaction.

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 of VNET Group, Inc. (File No. 333-251568) and shall form a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment to VNET Group, Inc. 2020 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Qiyu Wang
Name:	Qiyu Wang
Title:	Chief Financial Officer

Date: January 23, 2024